UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Concrete Pumping Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

206704108

(CUSIP Number)

Mary Ellen Kanoff,  c/o Peninsula Pacific  10250 Constellation Boulevard, Suite 2230  Los Angeles,  California  90067  Phone : (424) 281-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BBCP INVESTORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,005,275

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,005,275

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,005,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.9*%

14	TYPE OF REPORTING PERSON
OO

* Based upon 58,312,319 outstanding shares of the Issuer’s common stock as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on May 13, 2019, which includes the exercise of the underwriter’s overallotment options, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2019.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M. Brent Stevens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,005,275

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,005,275

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,005,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.6*%

14	TYPE OF REPORTING PERSON
IN

* Based upon 58,312,319 outstanding shares of the Issuer’s common stock as reported in the Issuer’s prospectus filed with the SEC on May 13, 2019, which includes the exercise of the underwriter’s overallotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2019.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PGP Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,005,275

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,005,275

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,005,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.9*%

14	TYPE OF REPORTING PERSON
OO

* Based upon 58,312,319 outstanding shares of the Issuer’s common stock as reported in the Issuer’s prospectus filed with the SEC on May 13, 2019, which includes the exercise of the underwriter’s overallotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2019.

Item 1.	Security and Issuer

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Schedule 13D filed with the SEC on December 17, 2018 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 2.	Identity and Background

(a)
Item 2(a) of the Original Schedule 13D is hereby amended by the following:

(a) This Schedule 13D is being jointly filed by (i) BBCP, (ii) PGPI and (iii) Mr. Stevens (each a “Reporting Person” and together the “Reporting Persons”). BBCP directly holds 11,005,275 shares of the Issuer’s common stock (the “Original Shares”) and Mr. Stevens directly holds 1,000,000 shares of the Issuer’s common stock (the “New Shares” and together with the Original Shares, the “Shares”). PGPI is the sole member of BBCP and thus may be deemed to control BBCP. Mr. Stevens is the Manager of PGP Advisors, LLC, which is the manager of PGP Manager, LLC, which is the manager of PGPI and thus may be deemed to control PGPI and each entity directly or indirectly controlled by PGPI, including BBCP.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplemented by the following:

On May 14, 2019, Mr. Stevens purchased the 1,000,000 New Shares from the underwriters in connection with the Issuer’s follow-on public offering of common stock (the “follow-on offering”) at the public offering price of $4.50 per share, pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, for an aggregate purchase price of $4,500,000. Mr. Stevens used personal funds to purchase the New Shares.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented with the following: Mr. Stevens acquired the New Shares for investment purposes.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Item 5 of the Original Schedule 13D is hereby amended by the following:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

AMOUNT BENEFICIALLY OWNED
Each of BBCP and PGPI: 11,005,275 (1)
M. Brett Stevens: 12,005,275 (1)

PERCENT OF CLASS
Each of BBCP and PGPI: 18.9% (2)
M. Brent Stevens: 20.6% (2)

SOLE POWER TO VOTE OR TO DIRECT THE VOTE
Each of BBCP and PGPI: 11,005,275 (1)
M. Brent Stevens: 12,005,275 (1)

SHARED POWER TO VOTE OR TO DIRECT THE VOTE
Each of BBCP, PGPI and M. Brent Stevens: 0

SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
Each of BBCP and PGPI: 11,005,275 (1)
M. Brent Stevens: 12,005,275 (1)

SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
Each of BBCP, PGPI and M. Brent Stevens: 0

(b)
(1) BBCP directly owns the 11,005,275 Original Shares. PGPI, as the sole member of BBCP, and Mr. Stevens, as the Manager of PGP Advisors, LLC, which is the manager of PGP Manager, LLC, which is the manager of PGPI, is each deemed to indirectly own the Original Shares with power to vote and dispose the Original Shares. Mr. Stevens directly owns the 1,000,000 New Shares. Mr. Stevens disclaims beneficial ownership of the Original Shares, except to the extent of his pecuniary interest therein. Mr. Stevens has the power to vote and dispose the Original Shares, which are held by BBCP.

(2) Based upon 58,312,319 outstanding shares of the Issuer’s common stock as reported in the Issuer’s prospectus filed with the SEC on May 13, 2019, which includes the exercise of the underwriter’s overallotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2019.

(c)	Except as described in this Schedule 13D, there have been no transactions in any shares of the Issuer’s common stock by any of the Reporting Persons during the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by the following:

The information set forth, or incorporated by reference, in the Introductory Statement and Items 3 through 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

As reported in Original Schedule 13D, in connection with the transactions contemplated by the Merger Agreement, the Issuer, Industrea and the certain holders of CPH common stock party thereto (including BBCP), entered into a Non-Management Rollover Agreement, dated as of September 7, 2018 (the “Rollover Agreement”). The Rollover Agreement grants BBCP and its affiliates the right to designate three individuals to serve on the Issuer’s board of directors, one to serve as a Class I director, one to serve as a Class II director, and one to serve as a Class III director. The foregoing description of the Rollover Agreement is qualified in its entirety by the terms of the Rollover Agreement, a copy of which was attached as Exhibit 99.5 to the Original Schedule 13D.

In addition and as reported in the Original Schedule 13D, in connection with the transactions contemplated by the Merger Agreement, the Issuer, Industrea Alexandria LLC (the “Sponsor”) and its affiliates, Industrea’s independent directors (collectively with the Sponsor and its affiliates, the “Initial Stockholders”), Argand Partners Fund, LP (the “Argand Investor”), and certain holders of CPH’s capital stock (including BBCP) entered into a Stockholders Agreement, dated as of December 6, 2018 (the “Stockholders Agreement”). Under the Stockholders Agreement, BBCP has nomination rights with respect to: (i) one director for as long as BBCP beneficially owns more than 5% and up to 15% of the issued and outstanding shares of Issuer common stock as of December 6, 2018; (ii) two individuals for as long as BBCP beneficially owns more than 15% and up to 25% of the issued and outstanding shares of Issuer common stock as of December 6, 2018; and (iii) three directors for as long as BBCP owns more than 25% of the issued and outstanding shares of Issuer common stock as of December 6, 2018. If BBCP’s beneficial ownership falls below one of these thresholds, BBCP’s nomination right in respect of such threshold will permanently expire. BBCP designated and the Issuer initially appointed each of M. Brent Stevens, Matthew Homme and Raymond Cheesman to serve on the Board, effective as of December 9, 2018.

Pursuant to the Stockholders Agreement, certain CPH stockholders (including BBCP) have agreed not to transfer any shares of Issuer common stock acquired by such holders in connection with the Business Combination for a period commencing on the date of closing of the Business Combination and ending on the date that is 180 days after closing of the Business Combination, which is June 4, 2019. The Stockholders Agreement also provided that the Issuer would, not later than 90 days after the closing of the Business Combination, file a registration statement covering, among other things, shares of Issuer common stock issued to CPH stockholders (including BBCP) in connection with the closing of the Business Combination. Such registration statement was filed by the Issuer on January 29, 2019 and declared effective by the SEC on February 15, 2019. The foregoing description of the Stockholders Agreement is qualified in its entirety by the terms of the Stockholders Agreement, a copy of which was attached as Exhibit 99.6 to the Original Schedule 13D, as amended by the First Amendment to the Stockholders Agreement, dated as of April 1, 2019, a copy of which is attached as Exhibit 99.7 hereto.

The Reporting Persons are also subject to a lock-up agreement dated May 10, 2019 (the “Lock-Up Agreement”) that was entered into in connection with the follow-on offering that closed on May 14, 2019. Subject to certain exceptions, the Lock-Up Agreement prevents the Reporting Persons from selling or otherwise disposing of any of the Shares, or any securities convertible into or exercisable or exchangeable for the Issuer’s common stock, for a period of not less than 90 days from May 10, 2019, without the prior written consent of the underwriters. The summary of the Lock-Up Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit B to Exhibit 1.1 to the Form 8-K filed on May 15, 2019 (and is incorporated by reference herein as Exhibit 99.8).

Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

99.7 First Amendment to Stockholders Agreement, dated April 1, 2019, by and among the Issuer and the Investors party thereto (incorporated by reference to Exhibit 10.23 to the Issuer’s Registration Statement on Form S-1 (File No. 333-230673) filed by the Issuer on April 1, 2019).

99.8 Form of Lock Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on May 15, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2019	By:	/s/ M. Brent Stevens

PGP Investors, LLC

May 23, 2019	By:	/s/ M. Brent Stevens
Manager of PGP Advisors, LLC, Manager of PGP Manager, LLC, Manager of PGP Investors, LLC

BBCP Investors, LLC

May 23, 2019	By:	/s/ M. Brent Stevens
Manager of PGP Advisors, LLC, Manager of PGP Manager, LLC, Sole Member of BBCP Investors, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)